Michele Peterson

Senior VP/Managing Director @ Epsilon | P&L Management
Detroit Metropolitan Area

Contact

www.linkedin.com/in/michele-peterson-8780b26 (LinkedIn)

Top Skills

Client Services
Digital Transformation
Product Launch Planning

Languages

English

Honors-Awards

Net Promotor Score- Client Service
Audi of America Performance Excellence Award Recepient

Publications

AutoRetailNet
Panelist on CBT News - Diversity in Leadership in Auto
Automotive News

Summary

I am a Senior Vice President and Managing Director of Strategic Growth Initiatives at Epsilon, a global leader in data-driven marketing and customer experience solutions. I have a proven track record of delivering innovative and impactful strategies, solutions, and results for some of the world's most recognized brands.

My core competencies include B2B and B2C P&L management, data analytics, digital transformation, content personalization, marketing technology solutions, AI/Generative AI, and product development.
I am passionate about curating solutions that expand our brand partnerships, providing guidance to our sales teams, and leading the future of marketing. I am also a resourceful and results-driven leader who empowers and inspires high-performing teams, cultivates professional relationships, and executes company procedures with excellence.

Experience

Epsilon

Senior Vice President/Managing Director, Strategic Growth Initiatives
April 2022 - Present (2 years 3 months)
Detroit Metropolitan Area

Epsilon is a global data-driven advertising and marketing technology company positioned at the center of Publicis Groupe. A connector of advertisers and consumers driving performance. Focused on curating solutions to expand our partnerships with our automotive clients. Providing guidance to our sales teams to meet and exceed their revenue targets. Future solution leader: crafting marketing recommendations that are innovative and deliver retention and sales growth.

Brands supported: Ford, GM, Stellantis, Nissan, Volvo, BMW, Kia, Hyundai, Mercedes, Lucid Motors

• Established operations guide/rules of engagement for cross department sales pitches increasing productivity and efficiency by 30%
• Lead successful strategy and sales pitch to Stellantis (annual revenue 2.5 million)
• Led strategy and proposal to Lucid Motors (annual revenue $500K)

Ansira
Senior Vice President, Client Partnership
July 2017 - April 2022 (4 years 10 months)
Detroit Metropolitan Area

A private equity owned global marketing technology and services firm that empowers companies with digital marketing and channel partner marketing technology.

Brands supported: Benjamin Moore, Rolex, American Family Insurance, Auto Owners Insurance, The Hartford, The North Face, Schneider Electric, Bridgestone, Hunter Douglas, Seiko, ERA Brokers, Ferrari, Jaguar Land Rover, Ford, GM, Stellantis, Nissan, Volvo, BMW

• Guided a team (25+) to meet/exceed revenue and quality targets
• Managed P&L responsibilities
• Consulted with brands to boost customer loyalty by 5% YOY through targeted online campaigns
• Provided “protect and defend” market share strategies resulting in stabilizing brand loyalty
• Boosted customer engagement by an average of 10% through content personalization using
marketing technology tools
• Consulted with brands to pivot their marketing spend and messaging to address consumer behavior
changes during the pandemic
• Produced solid client NPS (net promoter score) results

NITS Solutions
Vice President Operations
January 2015 - July 2017 (2 years 7 months)
Novi, MI

A privately owned start up focused on big data processing, consulting, and analytics.

Brands supported: VW, Audi, Volvo

• New business development lead: secured 10% company sales growth YoY
• Revamped existing performance reporting as well as client KPIs and predictive analytics approach
• Created strategic plan for a lead generation/”check in” mobile app to drive engagement and sales
• Established strategic objectives and criteria, along with utilizing large data sets to identify trends,
successes, and performance issues

Urban Science

5 years 8 months

Global Practice Director, Customer Marketing Solutions

July 2011 - January 2015 (3 years 7 months)

Urban Science, Global Practice Director

Global brands supported: VW, Audi, GM, Ford, Toyota, Nissan, Volvo, BMW, Subaru, Mercedes, Hyundai, Mazda, Honda

• Generated $30M+ annual revenue
• Global product development and marketing leader for all online shopping tools
• Annually secured 12 million online leads with an average close rate of 20%
• Developed and implemented a software licensing fee model to increase company revenue
• Created data model to purchase, customer lifetime value, lower funnel web analytics and to predict
sales that produced incremental sales growth
• Explored key partnerships globally to expand short- and long-term product capabilitie
• Developed data integration processes and predictive models. Accurately forecasted month end
sales.
• Created an incentive model to deliver variable private offers based on customer behavior and
lifestyle attributes
• Program results delivered +10% lift in CSI scores and an average of 3% lift in sales volume

Senior Manager
June 2009 - June 2011 (2 years 1 month)
Nashville, TN

Global brands supported: Nissan Infiniti
• Launched a CRM platform standardizing data to accurately benchmark performance
• Contributed to increased brand sales volume by 15% via online lead generation
• Led customer shopping tool integration, internet lead delivery, and performance reporting
• Consulted on customer journey development for their first electric vehicle

Senior Manager
July 2009 - May 2011 (1 year 11 months)

• Led the development and launch of a comprehensive CRM platform
• Increased dealership sales volume by 15% (internet lead close rate)
• Led customer shopping tool integration, internet lead delivery and lead performance reporting
• Dealership CRM tool integration-standardized approach to data integration to accurately
benchmark dealership performance
• EV launch- developed the customer journey roadmap for the all- electric Leaf
• Identified new revenue opportunities via strategic partnerships with customer data mining
companies

Additional Experience:
• The Designory Inc: Account Director
• Ford Motor Company: Marketing and Sales: Special Projects Manager
• Ford Motor Company: Global Marketing: ConsumerTrac Manager
• Ford Motor Company: Global Marketing: Owner Services Manager
• Percepta: Customer Insights Manager
• Lincoln: Marketing and Sales: Vehicle Telematics Manager

Education

University of Minnesota
B.S, Psychology · (1994)

University of Phoenix

Master of Business Administration (M.B.A.)

Publicis Groupe

Black Talent Career Development – Senior Career Journey · (July 2022 - December 2022)